Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

Employee Talking Points and Q&A

•	By now you have heard the exciting news that we’ve entered into an agreement to acquire Rockwood. You should have received the note from Luke, along with the press release.

•	This transaction represents a tremendous growth opportunity for Albemarle and will create expanded opportunities for employees.

•	As a leading global developer, manufacturer and marketer of specialty chemicals, Rockwood is a company we know well and have respected for many years.

•	By combining our two companies, we will create a top-tier specialty chemicals company with leading positions in four highly profitable growth businesses – lithium, catalysts, bromine and surface treatment.

•	The combination with Rockwood will nearly double our size, enhancing our financial strength and accelerating our growth by providing Albemarle with enhanced customer reach and increased diversity across end markets, geographies and technologies.

•	Importantly, Rockwood also shares similar core values and culture to Albemarle with a common focus on innovation, superior customer service and high standards for performance and execution.

•	The combined company will continue to operate under the Albemarle name and Luke Kissam will continue to be our president and CEO.

•	Moving forward, we expect to quickly develop integration plans and we are excited to bring together talented individuals across both our organizations to create a strong combined company.

•	We will have more information to share regarding next steps in the weeks and months to come.

•	It is important to keep in mind that this is just the first step in the process. Once we receive the necessary regulatory approvals, which we expect in Q1 2015, we will close the transaction.

•	Until then, Albemarle and Rockwood will operate as separate companies which means it is “business as usual” and we need to remain focused on doing our jobs safely and continuing to fulfill our commitments to our customers.

•	This is a very exciting time to be part of the Albemarle team and together, we look forward to the many opportunities ahead.

•	As always, thank you for your hard work and dedication.

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Q&A

1.	How will this transaction impact Albemarle employees?

•	As a result of this transaction, Albemarle employees will have the opportunity to be a part of a larger organization, and we expect that will create expanded opportunities for employees from both companies.

•	It is important to note that this announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which is expected in the first quarter of 2015.

•	As we integrate the companies, we expect that some work will be consolidated and at the same time new opportunities will emerge. In the larger entity, we anticipate that many employees will have the opportunity to expand their careers into new business areas and increase the breadth and depth of their professional skills.

2.	I heard a mention of $100 million in expected cost synergies, does that mean there will be layoffs at Albemarle? If so, how many and who?

•	This transaction is focused on driving growth. This announcement is just the first step in the process, and we will continue to operate as independent companies until the close of the transaction, which is expected in the first quarter of 2015.

•	As we move through the integration process, we are excited to bring together talented individuals across both our organizations to create a strong combined company.

•	It is too early to speculate on specific changes, but we expect we the integration will bring change just as it leads to opportunity. Our focus is on completing the transaction and executing an integration that creates a bigger and stronger Albemarle where employees can build their careers in a positive environment.

3.	How does this fit into our strategy of growing our Bromine and Catalyst Solutions businesses?

•	This combination is all about creating opportunities for growth.

•	Not only are we still committed to growing our Bromine and Catalyst businesses, with the addition of Rockwood, Albemarle’s growth will be accelerated, enhancing customer reach, and increasing diversity across end markets, geographies and technologies.

•	With this transaction, we are adding businesses that generate above GDP growth.

4.	Will Albemarle employee benefits change?

•	Albemarle compensation and benefits will not change as a result of the transaction.

5.	What should I be telling customers?

•	It is important to note that this announcement is just the first step in the process, and we will continue to operate as independent companies until the transaction closes, which is expected in the first quarter of 2015.

•	During this time it is “business as usual” for customers and we will continue providing them with the same high quality specialty chemicals and services that they’ve come to expect from Albemarle.

•	As needed, we will provide informational updates to customers and will make sure you are aware of those updates.

6.	What happens between now and the close of the transaction?

•	This announcement is just the first step in the process, and we need to obtain the required shareholder and regulatory approvals and other customary closing conditions. The transaction is expected to close in the first quarter of 2015.

•	We expect to move quickly to develop an integration team comprised of individuals from both companies who will develop integration plans.

•	We will have more information to share regarding next steps in the coming weeks and months.

•	In the meantime, we will continue to operate as independent companies, and it is “business as usual” for employees and customers.

7.	How many employees work for Rockwood?

•	Approximately 3,500.

8.	Will my manager/director change as a result of this announcement?

•	We do not expect any immediate changes in current leadership.

9.	I see there is a job opening at Rockwood that I am interested in. Can I apply?

•	Until the transaction closes, we will continue to operate as separate companies and any actions you take related to employment at Rockwood are completely separate from your employment at Albemarle.

•	By the same token, our staffing activity, including University Recruiting, will continue as planned within your budget.

10.	What should I do if I am contacted by the media or other third parties?

•	Please refrain from making any comments to the media or other third parties.

•	Any inquiries you receive should be forwarded on to Ashley Mendoza.

11.	Will there be any impact on my pension assets?

•	No. Our pension programs and the transition plan for the Corporate DB program continue. Assets for those programs continue to be managed according to our investment strategy and governance model.

12.	How will this transaction impact the work on the Global Job Architecture Project?

•	As we integrate Rockwood, we plan to align them with our job architecture. However, because of the transaction and the work associated with it, we may delay the Albemarle implementation.

•	We expect to continue with the communication and implementation of the new architecture.

13.	When will we get more information? Who should I contact if I have additional questions?

•	We will provide additional information as we move through the integration process.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to future growth and earnings, and all other information relating to matters that are not historical facts. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction, the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies, and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Stockholders and Investors

Nothing in this document shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.